July 21, 2016

Ms. Erin E. Martin

Special Counsel

Office of Financial Services

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Pacific Continental Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed July 8, 2016
File No. 333-211942

Dear Ms. Martin:

On behalf of Pacific Continental Corporation (the “Company”), we hereby electronically transmit, pursuant to Regulation S-T, Amendment Number 2 to Registration Statement on Form S-4 (File No. 333-211942) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”), which has been marked to indicate changes from Amendment No.1 to the Registration Statement as filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2016.

This letter responds to the comments of the staff of the Commission received by E-mail, dated July 19, 2016, relating to the Registration Statement.

We have discussed the staff’s comments with representatives of the Company. The Commission’s numbered comments are set forth below in bold font and italics, with our response immediately following. Unless otherwise indicated, defined terms used herein have the meanings given to them in the prospectus forming a part of the Registration Statement.

Material United States Federal Income Tax Consequences of the Merger, page 79

1.	Please eliminate the sentence on page 80: “The following discussion assumes the receipt and accuracy of the opinion described above,” as the filed tax opinions confirm that the discussion in this prospectus constitutes counsel’s tax opinion and revise to clarify in this section that the disclosure constitutes the opinion of counsel. Please refer to Staff Legal Bulletin No. 19, which is available on our website, for guidance. In addition, please revise to eliminate the phrase “provided the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code,” that appears on page 80 as well as similar language that appears on page 12.

Ms. Erin E. Martin

Securities and Exchange Commission

July 21, 2016

Response: On page 80, the Company has eliminated the sentence, “The following discussion assumes the receipt and accuracy of the opinion described above.” The Company has revised this section to clarify that the disclosure constitutes the opinion of counsel. In addition, the phrase “provided the merger qualifies as a ‘reorganization’ within the meaning of Section 368(a) of the Code,” that appears on page 80 as well as similar language that appears on page 12 has been eliminated.

Exhibit 8.1

2.	Please have counsel revise the opinion to remove the assumption regarding qualification as a statutory merger under Oregon and Washington law.

Response: We have revised the opinion filed as Exhibit 8.1 to remove the assumption regarding qualification as a statutory merger under Oregon and Washington law.

We believe that the proposed modifications to the Registration Statement are responsive to the staff’s comments. Please direct any further communications relating to this filing to the undersigned at 415.983.1845.

Very truly yours,

/s/ Patricia F. Young

Enclosures

cc:	Richard R. Sawyer
Roger S. Busse